Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 Canada	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of NORTHCORE TECHNOLOGIES INC. (the "Company") will be held in the Gallery Room, at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2, on Tuesday, July 23, 2013, at the hour of 3:00 p.m., Toronto time, for the following purposes:

1.	to receive and consider the Company's financial statements for the financial year ended December 31, 2012, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint auditors for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration;

4.
to consider and, if deemed advisable, to pass a special resolution (in the form attached as Appendix I to this information circular), authorizing the consolidation of all issued and outstanding shares of the Company on the basis of one (1) post-consolidation common share for up to twenty (20) pre-consolidation common shares;

5.
to consider and, if deemed advisable, to pass a special resolution (in the form attached as Appendix II to this information circular), authorizing approval of the Cielo renewable-diesel intellectual property purchase transaction and the issuance of common shares of the Company;

6.
to consider and, if deemed advisable, to pass a special resolution (in the form attached as Appendix III to this information circular), authorizing changing the name of the Company to “Cielo Technologies Inc.” or such other name as may be approved by the Board of Directors of the Company, effective upon the closing of the asset purchase transaction contemplated above (the “Name Change Resolution”);

7.
to consider and, if deemed advisable, to pass a resolution authorizing an increase in the maximum number of options to be granted under the Company’s Stock Option Plan to 15 percent of the common shares outstanding after the share consolidation and asset purchase transaction contemplated above; and

8.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting, are set forth in the management information circular accompanying this notice. In addition to the management information circular, a form of proxy, and a supplemental mailing request and electronic materials form also accompany this notice.

The Board of Directors of the Company has determined that shareholders registered on the books of the Company at the close of business on June 13, 2013 are entitled to notice of the Meeting and to vote at the Meeting.  Shareholders of the Company who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  To be valid and acted upon at the Meeting, forms of proxy must be filled out and signed correctly and either (i) returned to the Company's registrar and transfer agent, Equity Financial Trust Company, 200 University Ave., Suite 400 Toronto, Ontario M5H 4H1, Fax: (416) 361-0470 at any time up to and including 3:00 p.m. on July 19, 2013 (or not less than forty eight (48) hours, excluding Saturdays and holidays, preceding the Meeting or any reconvened Meeting in the event of an adjournment of the Meeting).

DATED at Toronto, Ontario this 18th day of June, 2013.
By order of the Board of Directors

“Don Allan”
Chief Executive Officer